Dolly Varden Silver Announces Issuance of Shares for MTB Metal Properties Purchase

Vancouver, British Columbia - June 27, 2025 - Dolly Varden Silver Corporation (TSXV: DV | NYSE American: DVS | FSE: DVQ) (the "Company" or "Dolly Varden") is pleased to announce that, further to its news release dated May 15, 2025, it has completed the acquisition of interests in four properties (the "Properties") located in northwest BC's Golden Triangle from MTB Metals Corp. ("MTB Metals"). The Properties consist of the American Creek Property (consisting of the Mountain Boy Property, the Silver Crown Property and the Dorothy Property), the Theia Property, the BA Property, and the Red Cliff Property, with an area totaling over 20,000 hectares, further strengthening Dolly Varden's ground position in the region.  As part of the acquisition, Dolly Varden also assumed and stepped into MTB Metals' obligations under MTB Metals' option agreement to acquire the Dorothy Property and MTB Metals' joint venture agreement with respect to the Red Cliff Property (the "Red Cliff JV Agreement").

As consideration for the purchase of the Properties, Dolly Varden issued 486,072 common shares of the Company (the "Consideration Shares") to MTB Metals at a deemed price of $3.59 per Consideration Share.  MTB will also retain a 1% net smelter return royalty on all production from each of the American Creek Property, the BA Property, the Theia Property and the Silver Crown Property.

The securities described in this release have not been and will not be registered under the United States Securities Act of 1933, as amended, or the laws of any state or other jurisdiction of the United States.  These securities may not be offered or sold in the United States absent such registration or an available exemption therefrom.  This release does not constitute an offer to purchase or a solicitation of an offer to buy securities in any jurisdiction.

The Consideration Shares issuable to MTB Metals will be subject to a four-month statutory hold period in accordance with applicable securities laws. MTB Metals is at arm's length to Dolly Varden. No finder's fees or commissions are payable by the Company in connection with the transaction.

About the Properties

  The American Creek Property (2,602 hectares) is centered on the past producing Mountain Boy high-grade silver mine. The BC Government Minfile Report documents small and very high-grade silver production from the 1910s to the 1940s and 2000s, with reported silver grades in mined material ranging from 8,000 to 17,000 g/t silver. Historic exploration drilling previously reported by MTB Metals (see MTB Metals' news release dated March 5, 2019) reported DDH-MB-2006-10 that intersected 5.10 meters of 5,258 g/t silver and DDH-MB-2006-19 that intersected 6.1m of 2,260 g/t silver from vein zones. The system remains open to depth and along strike. The property consolidated a significant land package in the American Creek corridor including the Mountain Boy Property, Silver Crown Property and Dorothy Property. The American Creek Property is host to a variety of targets with several known mineral occurrences, all of which are under explored. The property is road accessible and 20 kilometers from the deep-water port of Stewart, 6 kilometers from the Premier mill and 7 kilometers from Highway 37A. Favorable host stratigraphy, including rocks from the Lower and Upper Hazelton Group host multiple silver, gold and copper occurrences on the property, a number of which are hosted within felsic volcanic rocks with a similar primitive geochemistry to the Eskay Creek mine host rocks.

  The Theia Property (9,235 hectares) is an early stage, geologically strategic property that is contiguous with the northern boundary of the Kitsault Valley Project's Homestake Ridge Property. The addition will increase the tenure area around the Kitsault Valley to over 86,000 hectares and increase the strike length of prospective Hazelton Group rock to the north, where receding glaciers have exposed new areas along a mineralized trend. Early stage reconnaissance work by previous explorers has outlined an anomalous silver bearing trend 500 metres long.
  The BA Property (9,490 hectares) hosts numerous mineralized showings. Historic drilling of 178 drill holes has outlined a substantial zone of silver-lead-zinc mineralization located 4 kilometers from highway 37A. Several targets with high-grade silver potential include volcanogenic massive sulphide (VMS) / epithermal hot spring deposit containing silver, lead and zinc, and remain to be drill tested. These occurrences are hosted in the same prospective Hazelton Group stratigraphy as on the Kitsault Valley Project. The BA Property is located 30 kilometers northeast of the town of Stewart, BC. Highway 37A passes through the northern portion of the BA Property.
  The Red Cliff Property (123.11 hectares) consists of a number of smaller crown grants covering a past-producing gold and copper mine, of which MTB Metals held a 35% interest in pursuant to the Red Cliff JV Agreement.  As described above, Dolly Varden assumed and stepped into MTB Metals' obligations under the Red Cliff JV Agreement as part of the acquisition of the Properties. Located within the American Creek corridor, the Red Cliff Property is approximately 1.0 kilometer south of the American Creek Property.

Regional Property Acquisition
DOLLY VARDEN SILVER CORP
N
AMERICAN CREEK
Mountain Boy Mine
BA
RED CLIFF
Premier Mine
Provincial Highways
Red Mountain
Stewart
Porter Idaho Mine
PORTER
THEIA
To HWY 37
HOMESTAKE
DOLLY VARDEN
Dolly Varden/ Torbrit
BIG BULK
Forest Service Roads
KINSKUCH
Kitsault
Mountain Boy Property Acquisition
Porter Property Acquisition
Hecla Property Acquisition
Dolly Varden Mineral Tenure
Mineral Deposits
Past Producers
0km
10km
20km

Figure 1: The location of the Properties are shown in orange, the location of the Kinskuch Property is shown in blue (the acquisition of which was announced in a news release dated May 26, 2025), and the location of the Porter Property is shown in green (the acquisition of which was announced in a news release dated May 23, 2025).

Qualified Person

Rob van Egmond, P.Geo., Vice-President Exploration for Dolly Varden, the "Qualified Person" as defined by NI 43-101 has reviewed and approved the scientific and technical information contained in this news release.  Rob van Egmond, P.Geo. is not independent of the Company in accordance with NI 43-101.

About Dolly Varden Silver Corporation

Dolly Varden Silver Corporation is a mineral exploration company focused on advancing its 100% held Kitsault Valley Project (which combines the Dolly Varden Property, the Homestake Ridge Property and the Kinskuch Property) located in the Golden Triangle of British Columbia, Canada, 25 kilometers by road to tide water. The 770 sq. km. project hosts the high-grade silver and gold resources of Dolly Varden and Homestake Ridge along with the past producing Dolly Varden and Torbrit silver mines. It is considered to be prospective for hosting further precious metal deposits, being on the same structural and stratigraphic belts that host numerous other, on-trend, high-grade deposits, such as Eskay Creek and Brucejack. The Kitsault Valley Project also contains the Big Bulk Property which is prospective for porphyry and skarn style copper and gold mineralization that trends south onto the Kinskuch Project. This porphyry belt is similar in age and mineralization style to other such deposits in the region (Red Mountain, KSM, Red Chris). Approximately 20 kilometers northwest of the Kitsault Valley Project, Dolly Varden also has the Porter Property, which hosts the past producing Porter Idaho silver mine and potential for additional high-grade silver in epithermal veins.

Forward-Looking Statements

This release may contain forward-looking statements or forward-looking information under applicable securities legislation that may not be based on historical fact, including, without limitation, statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "potential", "prospective" and similar expressions. Such forward-looking statements included in this news release include, without limitation, the proposed benefits of any of Dolly Varden's mineral properties, including the Properties, to the Company. Forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Dolly Varden to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements, including, without limitation, risks associated with the speculative nature of exploration and development of minerals; the anticipates substantial future capital expenditures associated with the exploration and development of its assets and there can be no assurance that debt or equity financing will be available; inherent competition in the mining industry; risks associate with volatility in mineral prices; risks inherent in the estimation of mineral resources; environmental risks associated with the exploration and development of mineral properties; the Company is reliant on key personnel; risks associated with working in remote regions; risks associated with maintaining positive community relations; and the other risks disclosed in the Company's annual information form ("AIF") dated April 30, 2025 for the year ended December 31, 2024, which is available on SEDAR+ at www.sedarplus.ca, and in the Company's Form 40-F registration statement as filed with the U.S. Securities and Exchange Commission, which is available on EDGAR at www.sec.gov. The risk factors identified in the Company's public filings are not intended to represent a complete list of factors that could affect the Company. Forward-looking statements are based on management's current expectations and beliefs and assume, among other things, the ability of the Company to satisfy the requirements of listing and registration, and to successfully pursue its current development plans, that future sources of funding will be available to the Company, that relevant commodity prices will remain at levels that are economically viable for the Company and that the Company will receive relevant permits in a timely manner in order to enable its operations, but given the uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. The Company disclaims any obligation to update, or to publicly announce, any such statements, events or developments except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this news release.

For further information: Shawn Khunkhun, CEO & Director, 1-604-609-5137, www.dollyvardensilver.com.